Interim Condensed Consolidated Financial Statements

September 30, 2025

(Expressed in U.S. dollars)

(unaudited)

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NOTICE TO READER

These interim condensed consolidated financial statements of Loncor Gold Inc. as at and for the three and nine months ended September 30, 2025 have been prepared by management of Loncor Gold Inc. The auditors of Loncor Gold Inc. have not audited or reviewed these interim condensed consolidated financial statements.

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Loncor Gold Inc.
Interim Condensed Consolidated Statements of Financial Position
(Expressed in U.S. dollars - unaudited)

	Notes	September 30, 2025	December 31, 2024
		$	$
Assets
Current Assets
Cash and cash equivalents		2,402,393	1,498,698
Advances receivable and prepaid expenses	5	833,151	1,144,014
Investments	6	454,460	-
Due from related parties	7	69,158	18,774
Total Current Assets		3,759,162	2,661,486

Non-Current Assets
Property, plant and equipment	8	1,240,124	949,430
Exploration and evaluation assets	9	20,664,693	15,931,144
Total Non-Current Assets		21,904,817	16,880,574

Total Assets		25,663,979	19,542,060

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	11	562,303	765,657
Accrued liabilities		277,756	261,166
Employee retention allowance	18	168,421	162,957
Lease obligation	15	90,322	83,575
Current Liabilities		1,098,802	1,273,355

Non-Current Liabilities
Lease obligation	15	181,741	17,930
Total Liabilities		1,280,543	1,291,285

Shareholders' Equity
Share capital	13	107,243,017	100,389,242
Reserves		14,987,216	13,149,658
Minority interest		(315,687)	-
Deficit		(97,531,110)	(95,288,125)
Total Shareholders' Equity		24,383,436	18,250,775
Total Liabilities and Shareholders' Equity		25,663,979	19,542,060

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	13b	176,599,684	154,614,174

Going concern (Note 2b)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Gold Inc.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Expressed in U.S. dollars - unaudited)

		For the three months ended		For the nine months ended
	Notes	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
		$	$	$	$
Expenses
Consulting, management and professional fees		501,822	291,134	1,059,458	703,065
Employee benefits		246,986	240,754	721,597	697,197
Office and sundry		43,020	27,275	126,495	280,877
Share-based payments	14	34,947	106,226	294,084	227,345
Travel and promotion		141,513	44,674	353,829	177,793
Depreciation	8, 15	20,851	20,748	62,552	62,245
Interest and bank expenses		3,706	3,330	10,316	7,011
Interest on lease obligation	15	870	2,101	3,550	7,188
Foreign exchange loss		15,674	17,697	91,288	40,113
Allowance for doubtful accounts		(10,035)	-	(447,015)	-
Loss before other items		(999,354)	(753,939)	(2,276,154)	(2,202,834)
Interest and other income		26,482	925	33,169	10,205
Gain on disposition of property, plant and equipment		-	109,091	-	109,091
Loss and comprehensive loss for the period		(972,872)	(643,923)	(2,242,985)	(2,083,538)

Loss per share, basic and diluted	13d	(0.01)	(0.00)	(0.01)	(0.01)

Weighted average number of shares - basic and diluted	13d	175,912,085	154,614,174	165,256,582	154,028,152

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Gold Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in U.S. dollars - unaudited)

	Common shares
	Number of shares	Amount	Reserves	Minority Interest	Deficit	Total shareholders' equity
Balance at December 31, 2023	153,144,174	$100,184,783	$12,511,661	$-	$(91,128,928)	$21,567,516

Loss for the period	-	-	-	-	(2,083,538)	(2,083,538)
Option exercise (Note 13b)	1,470,000	288,296	(107,713)	-	-	180,583
Issuance costs (Note 13b)	-	(83,837)	83,837	-	-	-
Share-based payments (Note 14)	-	-	361,320	-	-	361,320
Balance at September 30, 2024	154,614,174	$100,389,242	$12,849,105		$(93,212,466)	$20,025,881

Loss for the period	-	-	-	-	(2,075,659)	(2,075,659)
Share-based payments (Note 14)	-	-	300,553	-	-	300,553
Balance at December 31, 2024	154,614,174	$100,389,242	$13,149,658		$(95,288,125)	$18,250,775

Loss for the period	-	-	-	-	(2,242,985)	(2,242,985)
Minority interest	-	-	-	(315,687)	-	(315,687)
Common shares issued with warrants (Note 13b)	17,090,910	5,010,634	1,879,566	-	-	6,890,200
Warrants excercised (Note 13b)	4,244,600	2,343,568	(273,538)	-	-	2,070,030
Option exercise (Note 13b)	650,000	229,448	(75,442)	-	-	154,006
Issuance costs (Note 13b)	-	(729,875)	(163,770)	-	-	(893,645)
Share-based payments (Note 14)	-	-	470,742	-	-	470,742
Balance at September 30, 2025	176,599,684	$107,243,017	$14,987,216	$(315,687)	$(97,531,110)	$24,383,436

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Gold Inc.
Interim Condensed Consolidated Statements of Cash Flows
(Expressed in U.S. dollars - unaudited)

		For the three months ended		For the nine months ended
	Notes	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
		$	$	$	$
Cash flows from operating activities
Loss for the period		(972,872)	(643,923)	(2,242,985)	(2,083,538)
Adjustments to reconcile loss to net cash used in operating activities		-
Depreciation		20,851	20,748	62,552	62,245
Share-based payments	14	126,557	197,771	470,742	361,320
Gain on disposition of assets		-	(109,090)	-	(109,090)
Interest on lease obligation	15	871	2,101	3,550	7,188
Changes in non-cash working capital
Advances receivable and prepaid expenses		(48,003)	(25,316)	(186,043)	(271,617)
Due to/from related parties		(8,114)	(105,900)	(50,384)	(190,839)
Employee retention allowance	18	(3,446)	2,391	5,464	(3,588)
Accounts payable		(206,807)	122,031	(210,031)	396,120
Accrued liabilities		(24,812)	(146,759)	(295,846)	(218,825)
Net cash used in operating activities		(1,115,775)	(685,946)	(2,442,981)	(2,050,624)

Cash flows from investing activities
Funds received from leasing agreement	9a	-	46,465	-	344,959
Funds received from asset held for sale		-	2,000,000	500,000	4,500,000
Disposition of capital assets	8	-	270,000	-	270,000
Investment in KGL		(11,309)	-	(454,133)	-
Acquisition of property, plant and equipment		-	(35,000)	(170,267)	(35,000)
Expenditures on exploration and evaluation assets	9	(1,377,711)	(1,031,600)	(4,681,899)	(2,476,053)
Net cash (used) generated by investing activities		(1,389,020)	1,249,865	(4,806,299)	2,603,906

Cash flows from financing activities
Proceeds from share issuances, net of issuance costs		339,220	-	8,220,592	180,583
Loans (repaid) received	12	-	(187,444)	-	(217,688)
Due to related parties		-	-	-	-
Principal repayment of lease obligation	15	(22,539)	(22,539)	(67,617)	(67,616)
Net cash (used) generated by financing activities		316,681	(209,983)	8,152,975	(104,721)

Net (decrease)/ increase in cash and cash equivalents during the period		(2,188,114)	353,936	903,695	448,561
Cash and cash equivalents, beginning of the period		4,590,507	734,305	1,498,698	639,680
Cash and cash equivalents, end of the period		2,402,393	1,088,241	2,402,393	1,088,241

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Gold Inc.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2025 (Expressed in U.S. dollars, except for per share amounts - unaudited)

1. Corporate Information

Loncor Gold Inc. (the "Company" or "Loncor") is a corporation governed by the Ontario Business Corporations Act. In June 2021, the Company changed its name from Loncor Resources Inc. to Loncor Gold Inc. The principal business of the Company is the acquisition and exploration of mineral properties.

These interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2025 include the accounts of the Company and of its 90% owned subsidiary in the Democratic Republic of the Congo (the "Congo"), Loncor Resources Congo SARL and in Canada, KGL Resources Ltd. ("KGL"), Loncor Resources Congo SARL owns 100% of the common shares of Devon Resources SARL and 100% of Navarro Resources SARL.

In June 2025, Loncor Gold Inc. acquired 60.23% of the outstanding common shares of KGL in a debt settlement transaction. KGL is a publicly listed company incorporated pursuant to the provisions of the Ontario Business Corporations Act whose common shares are listed on the NEX Board of the TSX Venture Exchange (NEX: KGL-H).

In November 2023 Loncor Gold Inc. amalgamated with its wholly-owned Ontario subsidiary Loncor Kilo Inc. Loncor Gold Inc. now owns directly 84.67% of the outstanding shares of Adumbi Mining S.A. ("Adumbi"), a company registered in the Congo (Adumbi Mining S.A. changed its name from KGL-Somituri SARL in January 2020), and 100% of the shares of Kilo Isiro Atlantic Ltd (a British Virgin Islands company). Kilo Isiro Atlantic Ltd owns 100% of the shares of Isiro (Jersey) Limited which in turn owns 100% of the shares of KGL Isiro SARL in the Congo. These interim condensed consolidated financial statements also include the accounts of Adumbi, Kilo Isiro Atlantic Ltd, Isiro (Jersey) Limited and KGL Isiro SARL.

The Company is a publicly traded company whose outstanding common shares trade on the Toronto Stock Exchange, the OTCQX market in the United States and the Frankfurt Stock Exchange. The head office of the Company is located at 4120 Yonge Street, Suite 304 Toronto, Ontario, M2P 2B8, Canada.

2. Basis of Preparation

a) Statement of compliance

These interim condensed consolidated financial statements as at and for the three and nine month periods ended September 30, 2025 have been prepared in accordance with International Accounting Standard ("IAS") 34 'Interim Financial Reporting' ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IAS 1 Presentation of Financial Statements ("IAS 1"). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements as at and for the year ended December 31, 2024, which include information necessary to understand the Company's business and financial statement presentation.

b) Going Concern

The Company incurred a net loss of $972,872 and $2,242,985 for the respective three and nine months ended September 30, 2025 (three and nine months ended September 30, 2024 - $643,923 and $2,083,538 respectively) and as at September 30, 2025 had working capital of $2,660,360 (December 31, 2024 - working capital of $1,388,131).

The recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company's ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

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Loncor Gold Inc.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2025 (Expressed in U.S. dollars, except for per share amounts - unaudited)

In addition, if the Company raises additional funds by issuing equity securities, then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to raise additional funds on terms favourable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of other available business opportunities.

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company's assets and liabilities could be subject to material adjustment. These matters create material uncertainties that cast significant and substantial doubt upon the validity of the going concern assumption.

These interim condensed consolidated financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of loss and comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

c) Basis of measurement

These interim condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets and liabilities which are presented at fair value. These interim condensed consolidated financial statements have also been prepared on an accrual basis, except for cash flow information.

3. Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently by all group entities and to all periods presented in these interim condensed consolidated financial statements, unless otherwise indicated.

a) Basis of Consolidation

i. Subsidiaries

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as ability to offset these returns through the power to direct the relevant activities of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company's share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company's subsidiaries (see note 4).

ii. Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b) Use of Estimates and Judgments

The preparation of these interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates

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Loncor Gold Inc.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2025 (Expressed in U.S. dollars, except for per share amounts - unaudited)

c) New Accounting Standards Not yet Adopted

In April 2024, the IASB published a new standard IFRS 18 "Presentation and Disclosures in Financial Statements". The new standard is the result of the so called primary financial statements project, aims at improving how entities communicate in their financial statements and will be effective for annual periods beginning on or after January 1, 2027. The effects of the adoption of IFRS 18 on the Company's financial statements have not yet been determined.

In May 2024, the IASB issued "Amendment to the Classification and Measurement of Finance Instruments (Amendments to IFRS 9 and IFRS 7)" to address matters identified during post-implementation review of the classification and measurements of IFRS 9 Financial Instruments. The amendments are effective from reporting periods beginning on or after January 1, 2026. The Company does not expect the adoption of this amendment to have a material impact on its financial statements.

4. Subsidiaries

The following table lists the Company's direct and indirect subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Direct/Indirect	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	90%	Direct	Mineral Exploration
Devon Resources SARL	Democratic Republic of the Congo	90%	Indirect	Mineral Exploration
Navarro Resources SARL	Democratic Republic of the Congo	90%	Indirect	Mineral Exploration
Adumbi Mining S.A.	Democratic Republic of the Congo	84.67%	Direct	Mineral Exploration
KGL Isiro Atlantic Ltd	British Virgin Islands	100%	Direct	Mineral Exploration
Isiro (Jersey) Limited	Jersey	100%	Indirect	Mineral Exploration
KGL Isiro SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration
KGL Resources Ltd.	Ontario,Canada	60%	Direct	Holding Company

5. Advances receivable and prepaid expenses

	September 30, 2025	December 31, 2024
Supplier prepayments and deposits	352,389	321,158
Accounts receivable	86,534	510,502
Loan to KGL and accrued interest	-	69,530
Other receivables and employee advances	333,160	290,220
Harmonized Sales Tax receivable	61,069	22,134
Allowance for bad debt	-	(69,530)
	$833,151	$1,144,014

In connection with the September 2019 acquisition of Loncor Kilo Inc. (see Note 1), the Company provided to KGL Resources Ltd. an unsecured loan in the principal amount of $49,146 (Cdn$65,000) bearing interest of 8% per annum and repayable on demand. As at September 30, 2025, the loan was settled with shares issued (see Note 6). The interest accrued on the loan as at September 30, 2025 was $nil (December 31, 2024 - $20,384).

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Loncor Gold Inc.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2025 (Expressed in U.S. dollars, except for per share amounts - unaudited)

Other receivables include advances to a third party for an amount of $283,646 (December 31, 2024 - $264,623), backed by a general security agreement. Other receivables and employee advances of $49,514 are non-interest bearing, unsecured and due on demand (December 31, 2024 - $19,536).

As at September 30, 2025 the Company had $61,069 (December 31, 2024 - $22,134) of Harmonized Sales Tax receivable.

6. Investments

In June 2025, the Company completed a debt settlement with KGL Resources Ltd. ("KGL") pursuant to which KGL issued to Loncor 8,857,142 common shares at a deemed issue price of $0.07 per share to settle indebtedness of $454,460 (Cdn$620,000) owed to Loncor for cash loans and advances and interest thereon. As a result of this transaction, the Company owns 60.23% of the outstanding common shares of KGL and therefore, the accounts of KGL are consolidated with the Company in these interim condensed consolidated financial statements as at September 30, 2025.

7. Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a) Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer ("CEO"), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and nine months ended September 30, 2025 and September 30, 2024 is as follows:

	For the three months ended		For the nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Salaries and bonus	$407,334	$203,819	$844,059	$659,831
Compensation expense and share-based payments	$40,283	$7,744	$295,305	$121,735
	$447,617	$211,563	$1,139,364	$781,567

b) Other Related Party Transactions

As at September 30, 2025, an amount of $nil relating to advances provided by the Company was due from Arnold Kondrat ("Mr. Kondrat"), the Executive Chairman and a director of the Company (December 31, 2024 - $18,774 was due from Mr. Kondrat). Total amount paid to Mr. Kondrat for the three and nine months ended September 30, 2025 was $212,500 and $337,500 respectively (three and nine months ended September 30, 2024 - $62,500 and $187,500 respectively).

As at September 30, 2025, an amount of $414,620 was due from Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2024 - $345,462). As a result of liquidity risks associated with the activities of Gentor as at December 31, 2024, the Company determined that a provision was warranted and therefore an allowance for doubtful accounts was recorded in the consolidated statements of loss and comprehensive loss for the full amount of $345,462.The driving factors in the determination of the liquidity risks included the fact that Gentor is currently evaluating new business opportunities, does not generate revenues from its operations, has accumulated losses, and relies on equity financing to fund its operations.

The amounts included in due from related party are unsecured, non-interest bearing and are payable on demand.

8. Property, Plant and Equipment

The Company's property, plant and equipment are summarized as follows:

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Loncor Gold Inc.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2025 (Expressed in U.S. dollars, except for per share amounts - unaudited)

	Furniture & fixtures	Office & Communication equipment	Vehicles	Land and Building	Field camps and equipment	Right-of-use asset	Leasehold improvements	Total
	$	$	$	$	$	$	$	$
Cost
Balance at January 1, 2024	151,786	32,318	11,708	374,567	1,037,342	246,809	84,906	1,939,436
Additions	-	-	35,000	-	-	-	-	35,000
Disposals	-	-	-	(217,617)	-	-	-	(217,617)
Balance at December 31, 2024	151,786	32,318	46,708	156,950	1,037,342	246,809	84,906	1,756,819
Additions	-	4,484	165,788	-	-	234,625	-	404,897
Disposals	-	-	-	-	-	-	-	-
Balance at September 30, 2025	151,786	36,802	212,496	156,950	1,037,342	481,434	84,906	2,161,716

Accumulated Depreciation
Balance at January 1, 2024	151,786	31,055	11,708	58,291	311,220	68,558	84,906	717,524
Additions	-	724	4,374	11,007	48,197	82,270	-	146,572
Disposals	-	-	-	(56,707)	-	-	-	(56,707)
Balance at December 31, 2024	151,786	31,779	16,082	12,591	359,417	150,828	84,906	807,389
Additions	-	1,385	16,923	3,778	30,415	61,702	-	114,203
Disposals	-	-	-	-	-	-	-	-
Balance at September 30, 2025	151,786	33,164	33,005	16,369	389,832	212,530	84,906	921,592

Book Value
Balance at January 1, 2024	-	1,263	-	316,276	726,122	178,251	-	1,221,912
Balance at December 31, 2024	-	539	30,626	144,359	677,925	95,981	-	949,430
Balance at September 30, 2025	-	3,638	179,491	140,581	647,510	268,904	-	1,240,124

During the nine months ended September 30, 2025, depreciation in the amount of $51,651 (nine months ended September 30, 2024 - $48,083) was capitalized to exploration and evaluation assets.

9. Exploration and Evaluation Assets

	Imbo Project	Total
Cost
Balance as at January 1, 2024	$11,562,701	$11,562,701
Additions	4,713,402	4,713,402
Incidental revenues (Note 9a)	(344,959)	(344,959)
Balance as at December 31, 2024	$15,931,144	$15,931,144
Additions	4,733,549	4,733,549
Balance as at September 30, 2025	$20,664,693	$20,664,693

The Company's exploration and evaluation assets are subject to renewal of the underlying permits and rights and government royalties.

a. Adumbi

The Adumbi properties consist of one (1) mining license valid until 2039 and which cover an area of 122 square kilometers within the Ngayu Archaean Greenstone Belt in the Ituri and Haut Uele provinces in north eastern Congo. The mining license (Exploitation permit) is registered in the name of Adumbi, a company incorporated under the laws of the Congo in which the Company holds an 84.67% interest and the minority partners hold 15.33% (including a 10% free carried interest owned by the government of the Congo). See Note 4.

12 of 22

Loncor Gold Inc.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2025 (Expressed in U.S. dollars, except for per share amounts - unaudited)

Under an agreement signed in April 2010 with the minority partners of Adumbi, the Company finances all activities of Adumbi, until the filing of a bankable feasibility study, by way of loans which bear interest at the rate of 5% per annum. Within thirty days of the receipt of a bankable feasibility study, the minority partners may collectively elect to exchange their equity participation for either a 2% net smelter royalty, or a 1% net smelter royalty plus an amount equal to 2 Euros per ounce of proven mineral reserves.

The Company had a leasing agreement with Ding Sheng Services S.A.R.L. ("Ding Sheng") that permited Ding Sheng to mine the non-strategic alluvial potential to the south of Adumbi, with a focus on the gravels bordering the Imbo River.  As consideration for the award of the lease, Loncor was entitled to a $250,000 non-refundable fee and a further 25% of future revenues generated by Ding Sheng. In 2022, an amount of $750,000 was received which included the $250,000 non-refundable fee and an advance of $500,000 to be applied against future revenues from Ding Sheng.  During the three and nine months ended September 30, 2025, under the lease agreement, Loncor's attributable revenues from production were $nil, respectively (three and nine months ended September 30, 2024 - $46,465 and $344,959 respectively). During the year ended December 31, 2024 the leasing agreement with Ding Sheng was terminated.

b. Isiro

The Isiro properties consist of seven (7) exploration permits registered in the name of KGL-Isiro SARL and cover an area of 1,271 square kilometers in the province of Haut Uele, in north eastern Congo. The Company owns 100% of the common shares of Kilo Isiro Atlantic Ltd. Kilo Isiro Atlantic Ltd owns 100% of the shares of Isiro (Jersey) Limited, which in turn owns 100% of the shares in KGL-Isiro SARL (a company registered in the Congo).

The KGL Isiro SARL permits were put under force majeure with effect from February 14, 2014 pending resolution of a court action involving these properties and their expiry is extended by the period of force majeure. During the three month period ended September 30, 2025, the Company relinquished all seven (7) exploration permits.

10. Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

September 30, 2025
	Property, plant and equipment	Exploration and evaluation
Congo	$969,893	$20,664,693
Canada	$270,231	-
	$1,240,124	$20,664,693

December 31, 2024
	Property, plant and equipment	Exploration and evaluation
Congo	$852,907	$15,931,144
Canada	$96,523	-
	$949,430	$15,931,144

13 of 22

Loncor Gold Inc.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2025 (Expressed in U.S. dollars, except for per share amounts - unaudited)

11. Accounts Payable

The following table summarizes the Company's accounts payable:

	September 30, 2025	December 31, 2024
Exploration and evaluation expenditures	$417,929	$610,589
Non-exploration and evaluation	$144,374	$155,068
Total Accounts Payable	$562,303	$765,657

12. Loans

In August 2022, the Company received a loan from Equity Banque Commerciale du Congo SA in the amount of $300,000 repayable on demand. As at September 30, 2025, the balance of the principal amount of $nil (year ended December 31, 2024 - $nil) was due to the bank. The loan was unsecured and bears interest at a rate of 18% per annum. During the three and nine months ended September 30, 2025, interest of $nil was accrued on the loan and was capitalized to exploration and evaluation assets (three and nine months ended September 30, 2024 - $29,601 and $40,427 respectively). The loan was fully repaid during the year ended December 31, 2024.

13. Share Capital

a) Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All shares issued are fully paid.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

b) Issued share capital

The following table summarizes the Company's issued common shares:

14 of 22

Loncor Gold Inc.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2025 (Expressed in U.S. dollars, except for per share amounts - unaudited)

	Number of shares	Amount $
Balance - January 1, 2024	153,144,174	100,184,783

January 26, 2024	150,000	17,844
February 12, 2024	250,000	29,740
March 11, 2024	150,000	15,565
March 13, 2024	125,000	12,990
contributed surplus portion		47,077
May 1, 2024	250,000	32,706
June 20, 2024	125,000	16,425
June 24, 2024	345,000	45,451
June 28, 2024	75,000	9,862
value of warrants issued		(83,836)
contributed surplus portion		60,636

Balance - December 31, 2024	154,614,174	100,389,242

April 2, 2025	300,000	131,940
April 4, 2025	2,200,000	967,560
April 9, 2025	225,000	98,955
April 10, 2025	500,000	219,900
May 23, 2025	17,090,910	5,010,634
May 23, 2025	500,000	274,875
May 30, 2025	15,000	8,246
July 24, 2025	200,000	58,088
July 30, 2025	350,000	142,316
August 6, 2025	100,000	29,044
September 23, 2025	230,500	133,893
September 24, 2025	82,600	47,981
September 29, 2025	55,000	31,948
September 30, 2025	136,500	79,290
cost of issuance		(729,875)
contributed surplus portion		348,980

Balance - September 30, 2025	176,599,684	107,243,017

During the year ended December 31, 2024, stock options to purchase 1,470,000 common shares of the Company were exercised for gross proceeds of $180,583 (Cdn$245,600) and stock options to purchase 2,570,000 common shares of the Company expired unexercised.

In May 2025, the Company completed a private placement of 17,090,910 units of the Company at a price of Cdn$0.55 per unit for gross proceeds of $6,890,200 (Cdn$9,400,000) and issuance costs of $807,482 (Cdn$1,101,612). Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.80 until May 23, 2028.

15 of 22

Loncor Gold Inc.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2025 (Expressed in U.S. dollars, except for per share amounts - unaudited)

During the period ended September 30, 2025, stock options to purchase 650,000 common shares of the Company were exercised for gross proceeds of $229,448 (Cdn$316,000) and stock options to purchase 620,000 common shares of the Company expired unexercised.

As of September 30, 2025, the Company had issued and outstanding 176,599,684 common shares (December 31, 2024 - 154,614,174).

c) Common share purchase warrants

The following table summarizes the Company's common share purchase warrants outstanding as at September 30, 2025:

Date of Grant	Opening Balance	Granted during period	Cancelled	Exercised	Expired	Closing Balance	Exercise Price (Cdn $)	Exercise period (months)	Expiry Date	Remaining contractual life (months)

2022-06-08	350,000	-	-	-	(350,000)	-	$0.75	36	2025-06-10
2022-06-10	3,025,000	-	-	(515,000)	(2,510,000)	-	$0.75	36	2025-06-10
2022-04-04	400,000	-	-	(300,000)	(100,000)	-	$0.60	24	2025-04-04
2023-04-05	1,535,000	-	-	(725,000)	(810,000)	-	$0.60	24	2025-04-04
2023-04-14	95,000	-	-	-	(95,000)	-	$0.60	24	2025-04-14
2023-05-05	3,370,000	-	-	(2,200,000)	(1,170,000)	-	$0.60	24	2025-05-05
2023-05-23	-	8,545,455	-	(504,600)	-	8,040,855	$0.80	36	2028-05-23	32
2023-05-23	-	877,562	-	-	-	877,562	$0.61	36	2028-05-23	32

	8,775,000	9,423,017	-	(4,244,600)	(5,035,000)	8,918,417

As at September 30, 2025, the Company had 8,918,417 outstanding common share purchase warrants (December 31, 2024 - 8,775,000).

During the nine months ended September 30, 2025 the Company issued 8,545,455 common share purchase warrants and 877,562 broker warrants in connection with the May 2025 private placement financing, with issuance costs of $163,770 (Cdn$223,424). In addition, 4,244,600 warrants were exercised and 5,035,000 warrants expired unexercised.

During the year ended December 31, 2024, the Company extended for a twelve-month period 3,375,000 common share purchase warrants which were issued by the Company as part of a private placement of securities completed by the Company in June 2022. The black scholes value for the warrant extension was $83,837.

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 2.64%, which is based on the Bank of Canada benchmark bonds yield 3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii) Expected volatility: 61.72%, which is based on the Company's historical stock prices

(iii) Expected life: 3- year

(iv) Expected dividends: $Nil

d) Loss per share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three and nine months ended September 30, 2025 amounting to 175,912,085 and 165,256,582 respectively (three and nine months ended September 30, 2024 - 154,614,174 and 154,028,152 respectively) common shares. Stock options and warrants were considered anti-dilutive and therefore were excluded from the calculation of diluted loss per share.

16 of 22

Loncor Gold Inc.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2025 (Expressed in U.S. dollars, except for per share amounts - unaudited)

14. Share-Based Payments

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries.  No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the last closing price of the shares at the grant date.

Under this Stock Option Plan, unless otherwise determined by the board at the time of the granting of the options, 25% of the options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  As per the determination of the board, (a) the stock options granted on January 14, 2020, March 15, 2021, September 3, 2021, September 29, 2021, March 14, 2022, June 14, 2022, May 29, 2023, July 7, 2023, August 26, 2024, December 9, 2024, December 11, 2024, April 29, 2025, June 16, 2025 and certain stock options granted on September 15, 2020 and February 8, 2024 fully vested on the 4 month anniversary of the grant date, (b) 50% of the stock granted on April 15, 2022 vested on the grant date and the remaining 50% of such stock options vested on the 5 month anniversary of the grant date, (c) 50,000 of the  stock options granted on February 8, 2024 vested on the 6 month anniversary date and another 50,000 of the stock options granted on February 8, 2024 vested on the 12 month anniversary of the grant date, (d) certain stock options granted on September 15, 2020 and all of the stock options granted October 1, 2021, November 20, 2024 and June 10, 2025 vested on the grant date, (e) the stock options granted on May 1, 2024, August 23, 2024 and November 22, 2024 fully vest on the 6 month anniversary of the grant date, and (f) 25% of the stock options granted on April 4, 2024 vested on the grant date and 25% of such stock options vest on each of August 1, 2024, December 1, 2024 and April 1, 2025.

The following tables summarize information about stock options:

For the year ended December 31, 2024
		During the year
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
0-0.70	11,356,000	7,340,000	(1,470,000)	-	(2,570,000)	14,656,000	2.89	11,291,000	3,365,000
Weighted Average Exercise Price (Cdn$)	0.58	0.42	0.17		0.36	0.62		0.56	0.40

For the period ended September 30, 2025
Exercise Price Range	Opening	During the period
Exercise Price	Openning Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
0-0.70	14,656,000	1,000,000	(650,000)		(620,000)	14,386,000	2.45	13,986,000	400,000
Weighted Average Exercise Price (Cdn$)	0.62	0.58			0.42	0.65		0.53	0.95

During the three and nine months ended September 30, 2025, the Company recognized in the statement of loss and comprehensive loss as share-based payments expense $34,947 and $294,084 respectively (three and nine months ended September 30, 2024 - $106,226 and $227,345 respectively) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company's Stock Option Plan.

During the three and nine months ended September 30, 2025, the Company recognized $90,712 and $148,970 representing the vesting of fair value at the date of grant of stock options previously granted to consultants, which was recorded under consulting, management and professional fees in the consolidated statements of loss and comprehensive loss (three and nine months ended September 30, 2024 - $91,446 and $118,178). In addition, an amount of $ nil and $26,790 for the three and nine months ended September 30, 2025 (three and nine months ended September 30, 2024 - $7,904 and $15,798) related to stock options issued to employees of the Company's subsidiary in the Congo was capitalized to exploration and evaluation asset.

17 of 22

Loncor Gold Inc.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2025 (Expressed in U.S. dollars, except for per share amounts - unaudited)

The value of the options was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.26% - 4.45%, which is based on the Bank of Canada benchmark bonds yield 2 to 3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii) Expected volatility: 55.18% - 101.24%, which is based on the Company's historical stock prices

(iii) Expected life: 0.5 - 5 years

(iv) Expected dividends: $Nil

15. Lease obligations

The Company has a lease agreement for the head office location in Toronto, Canada with a monthly basic rent obligation of approximately $4,079 (Cdn $5,525) starting March 1, 2023 for a 3 year term. In 2025, the Company extended the lease for an additional 3 year term.

On March 1, 2023, the Company recognized a right-of-use asset and a lease liability of $246,809 (Cdn $335,068) for its office lease agreement. The Company recognized an additional right-of-use asset and a lease liability $234,625 (Cdn $337,299) for the extension of the lease. The right-of-use asset is being amortized on a straight-line basis over the lease term. The lease payments are discounted using an interest rate of 5.89%, which is the Company's incremental borrowing rate.  As at September 30, 2025, the undiscounted cash flows for this office lease agreement to February 28, 2026 were $272,063.

Changes in the lease obligation for the nine months ended September 30, 2025 and year ended December 31, 2024 were as follows:

	September 30, 2025	December 31, 2024
Balance - beginning of the period	$101,505	$182,672
Liability settled	$(67,617)	$(90,156)
Interest expense	$3,550	$8,988
Additional liability	$234,625	$-
Balance - end of the period	$272,063	$101,505

Current portion	$90,322	$83,575
Long-term portion	$181,741	$17,930
Total lease obligation	$272,063	$101,505

The Company has an exploration office lease in Congo, which can be cancelled with three months notices in advance without any penalty. For the three and nine months ended September 30, 2025, the lease expense in the amount of $5,100 and $15,300 (three and nine months ended September 30, 2024 - $5,100 and $15,300) in relation to the Congo office, was capitalized to exploration and evaluation assets.

16. Financial risk management objectives and policies

a) Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable and prepaid expenses, investments, amounts due from related parties, accounts payable, accrued liabilities, lease obligation and the employee retention allowance approximate fair value due to their short-term nature.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

18 of 22

Loncor Gold Inc.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2025 (Expressed in U.S. dollars, except for per share amounts - unaudited)

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices);

  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

b) Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not generally enter into such arrangements.

c) Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  Significant foreign exchange gains or losses are reflected as a separate item in the consolidated statement of loss and comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at September 30, 2025 and December 31, 2024. The table below provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at September 30, 2025 and December 2024.

	September 30, 2025	December 31, 2024
	Canadian dollar	Canadian dollar
Cash and cash equivalents	2,066,550	41,121
Advances receivable and prepaids	194,879	417,142
Accounts payable and accrued liabilities	(202,205)	(480,171)
Due from related parties	152,990	27,012
Employee retention allowance	(234,471)	(234,471)
Total foreign currency financial assets and liabilities	1,977,744	(229,367)
Foreign exchange closing rate	0.7183	0.6950
Total foreign currency financial assets and liabilities in US $	1,420,614	(159,410)
Impact of a 10% strengthening of the US $ on net loss	142,061	(15,941)

d) Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances receivable and prepaid expenses. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal. The credit risk of advances receivable and prepaid expenses is, in management opinion, normal given ongoing relationships with those debtors.

19 of 22

Loncor Gold Inc.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2025 (Expressed in U.S. dollars, except for per share amounts - unaudited)

The Company limits its exposure to credit risk on any investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service).  Management continuously monitors the fair value of any investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments.  Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure.  The Company's gross credit exposure at September 30, 2025 and December 31, 2024 was as follows:

	September 30, 2025	December 31, 2024
Cash and cash equivalents	$2,402,393	$1,498,698
Advances receivable and prepaid expenses	$833,151	$1,144,014
	$3,235,544	$2,642,712

e)  Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $562,303, accrued liabilities of $277,756, employee retention allowance of $168,421, and lease obligation of $90,322 are due within one year.

f) Mineral Property Risk

The Company's operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company's activities or may result in impairment in or loss of part or all of the Company's assets.

g) Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company's policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors' confidence required to sustain future development of the business.

	September 30, 2025	December 31, 2024
Share capital	$107,243,017	$100,389,242
Reserves	$14,987,216	$13,149,658
Minority Interest	$(315,687)	$-
Deficit	$(97,531,110)	$(95,288,125)
	$24,383,436	$18,250,775

The Company's capital management objectives, policies and processes have remained unchanged during the nine months ended September 30, 2025 and the year ended December 31, 2024.

20 of 22

Loncor Gold Inc.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2025 (Expressed in U.S. dollars, except for per share amounts - unaudited)

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the Toronto Stock Exchange ("TSX") which requires adequate working capital or financial resources such that, in the opinion of TSX, the listed issuer will be able to continue as a going concern. TSX will consider, among other things, the listed issuer's ability to meet its obligations as they come due, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings as well as accountants' or auditors' disclosures in the consolidated financial statements regarding the listed issuer's ability to continue as a going concern.

17. Supplemental cash flow information

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the three months ended		For the nine months ended
	Note	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Depreciation included in exploration and evaluation assets	8	$21,523	$15,497	$51,651	$48,083
Fees paid by common shares, stock options or warrants	14	$90,712	91,536	$148,970	$118,178

18. Employee retention allowance

The following table summarizes information about changes to the Company's employee retention provision during the nine months ended September 30, 2025.

Balance at January 1, 2024	177,284
Foreign exchange adjustment	(14,327)
Balance at December 31, 2024	162,957
Foreign exchange adjustment	5,464
Balance at September 30, 2025	168,421

19. Subsequent Events

Subsequent to September 30, 2025, outstanding warrants to purchase a total of 4,707,562 common shares of the Company have been exercised for aggregate gross proceeds of Cdn$3,599,313. These funds are being used by the Company to continue the exploration and advancement of the Company's Imbo Project and for general corporate purposes.

21 of 22

Loncor Gold Inc.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2025 (Expressed in U.S. dollars, except for per share amounts - unaudited)

In October 2025, the Company and Chengtun Mining Group Co., Ltd. (SSE: ticker 600711), Ltd, through its wholly-owned subsidiary, Chengtun Gold Ontario Inc. (collectively "Chengtun Mining" or the "Purchaser"), announced they had entered into an arrangement agreement (the "Arrangement Agreement"), pursuant to which Chengtun Mining will acquire all the outstanding common shares of Loncor (each, a "Loncor Share"), in exchange for Cdn$1.38 per Loncor Share (the "Consideration") in an all-cash transaction by way of a court-approved plan of arrangement under the Ontario Business Corporations Act (the "Transaction").  Pursuant to the Arrangement Agreement, each outstanding Loncor stock option and Loncor common share purchase warrant outstanding at the effective time of the Transaction, will be deemed to be surrendered, assigned and transferred by the holder thereof to Loncor in exchange for a cash payment equal to the amount by which the Consideration exceeds the exercise price of such stock option or warrant, as applicable.  The Arrangement Agreement also provides that the Purchaser will provide to Loncor refundable advances totalling US$3,000,000 within the 60 day period following the date of the Arrangement Agreement.  These advances are to be used in connection with the Company's ongoing exploration program at the Adumbi deposit and for general corporate purposes.  The completion of the Transaction is subject to a number of terms and conditions, including without limitation the following: (i) approval of Loncor shareholders; (ii) acceptance of the Toronto Stock Exchange; (iii) approval of the Ontario Superior Court; and (iv) other standard conditions of closing for a transaction of this nature.  There can be no assurance that all of the necessary approvals will be obtained or that all conditions of closing will be satisfied.  Subject to certain conditions, including the parties obtaining the requisite regulatory approvals, the Transaction is expected to close by the end of December 2025.  Following completion of the Transaction, the Loncor Shares are expected to be de-listed from the Toronto Stock Exchange.  Loncor will also apply to cease to be a reporting issuer under Canadian securities laws and a registrant with the United States Securities and Exchange Commission.

22 of 22